

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Brendan T. Cavanagh
Chief Financial Officer
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, FL 33487

      Re: SBA Communications Corporation
          Form 10-K for fiscal year ended December 31, 2022
          Filed March 1, 2023
          File No. 001-16853

Dear Brendan T. Cavanagh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction